UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Jonathan Muir
Letterone Investment Holdings S.A.
1-3 Boulevard de la Foire
L-1528
Luxembourg

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event which Requires Filing of this Statement)

With a copy to:

Pranav Trivedi
Lorenzo Corte
 Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Alfa Telecom Turkey Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2015, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ATTL Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2015, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ATTL Holdings S.à r.l.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2015, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ATTL Holdings UK Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2015, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Investment Holdings S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

1,122,000,000.238
9. Sole Dispositive Power

0
10. Shared Dispositive Power

1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,122,000,000.238
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

51% of ordinary shares*
14.	Type of Reporting Person

OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2015, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016.

AMENDMENT NO. 11 TO SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 11 (this “Amendment”) to the Statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.000 per share of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”).  The initial statement on Schedule 13D, previously filed jointly by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”), Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation on December 5, 2005, as amended (the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of Turkcell is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi, Istanbul, Turkey.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Alfa Telecom Turkey;

(ii)	ATTL Limited (“ATTL Limited”);

(iii)	ATTL Holdings, a société à responsabilité limitée (“ATTL Holdings”);

(iv)	ATTL Holdings UK Limited (“ATTL UK”); and

(v)	Letterone Investment Holdings S.A. (“LIHS”).

The Reporting Persons

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further described, in the Statement), Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Limited is a Gibraltar company, with its principal address at 28 Irish Town, Gibraltar. The principal business of ATTL Limited is to function as a holding company. ATTL Limited is the sole shareholder of Alfa Telecom Turkey and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Limited and persons controlling ATTL Limited is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company. ATTL Holdings  is the sole shareholder of ATTL Limited and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Holdings and persons controlling ATTL Holdings  is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company. ATTL UK is the sole shareholder of ATTL Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL UK and persons controlling ATTL UK is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of ATTL UK and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No external funds were used in connection with the transactions described in Item 4.

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On March 13, 2015, Alfa Telecom Turkey served a notice (the “Deadlock Option Notice”) on Cukurova Finance International Limited (“Cukurova Finance International”) and T.C. Ziraat Bankasi A.S. (“Ziraat”) which required Cukurova Finance International and Ziraat to make an election either to buy Alfa Telecom Turkey’s 49 Group A shares in Cukurova Telecom Holdings or sell to Alfa Telecom Turkey the 51 Group B shares owned by Cukurova Finance International and/or Ziraat in Cukurova Telecom Holdings (the “Option Shares”) by April 12, 2015. Cukurova Finance International did not make any election under the Deadlock Option Notice. Pursuant to the Shareholders’ Agreement and Regulation 16.5 of the Articles of Association of Cukurova Telecom Holdings, Alfa Telecom Turkey deemed Cukurova Finance International to have elected to sell the entirety of the Option Shares, which shares represent a 51% interest in Cukurova Telecom Holdings and correspond to an indirect shareholding of approximately 13.76% in Turkcell, on the terms contained in the Deadlock Option Notice. Cukurova Finance International and Ziraat contested the validity of the Deadlock Option Notice.

On October 8, 2015, Alfa Telecom Turkey executed a deed of conditional transfer (the “Deeds of Conditional Transfer”) separately with each of three Dutch foundations – Strategic Technology Stichting, Telecom and Technology Stichting and Operational Technology Stichting (each a “Stichting”). Under each Deed of Conditional Transfer, Alfa Telecom Turkey agreed that immediately and conditionally upon receiving from Cukurova Finance International a share transfer form or forms in respect of the Option Shares, it will cause to be transferred 17 Option Shares to each Stichting in return for an equivalent number of depository receipts, thereby neither acquiring title to the Option Shares nor having the ability to exercise control over them. The foregoing summary of the Deeds of Conditional Transfer is qualified in its entirety by reference to the full text of the Deeds of Conditional Transfer, which are attached as Exhibits 99.1, 99.2 and 99.3 to Amendment No. 8 of the Statement and are incorporated by reference herein.

On July 29, 2016, a tribunal, constituted in accordance with the Rules of the London Court of International Arbitration dismissed claims brought against Alfa Telecom Turkey by Cukurova Finance International and Ziraat contesting, among other things, the validity of the Deadlock Option Notice, and ruled that Cukurova Finance International has 60 days from July 29, 2016 to decide to either:

•
buy Alfa Telecom Turkey’s 49 Group A shares in Cukurova Telecom Holdings, which correspond to an indirect shareholding of approximately 13.22% in Turkcell at a purchase price of US$54,902,000.00 per share, amounting to an aggregate purchase price of US$2,690,198,000.00; or

•
sell to Alfa Telecom Turkey the Option Shares, which correspond to an indirect shareholding of approximately 13.76% in Turkcell, at a purchase price of US$54,902,000.00 per share, amounting to an aggregate purchase price of US$2,800,002,000.00.

Following its decision, Cukurova Finance International will have 14 days to complete the selected transaction.

If Cukurova Finance International fails to make such a decision by September 27, 2016 (i.e., 60 days from July 29, 2016), it shall be treated as having elected to sell the Option Shares to Alfa Telecom Turkey.

The tribunal also decided that Cukurova Finance International and Ziraat will bear all of the costs of the arbitration together with legal fees.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons amend Items 5(a)-(c) of the Schedule 13D in its entirety as follows:

(a) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding Shares of Turkcell, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and Alfa Telecom Turkey may be deemed the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined, and further described, in the Statement) related to Cukurova Telecom Holdings. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding Shares of Turkcell.

(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, Alfa Telecom Turkey may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. Alfa Telecom Turkey shares such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement.

Each of ATTL Limited, ATTL Holdings, ATTL UK and LIHS may be deemed to have sole power to direct the voting and disposition of  the 1,122,000,000.238 Shares held by Turkcell Holding by virtue of their direct and indirect ownership of Alfa Telecom Turkey.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The matters set forth in Item 4 of this Amendment No. 11 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following is filed as an exhibit to this Statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.6	Press Release of LetterOne dated August 1, 2016
Exhibit 99.7	Public disclosure made to Borsa Istanbul AS by Alfa Telecom Turkey dated August 1, 2016

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: August 4, 2016	ALFA TELECOM TURKEY LIMITED

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Director

Date: August 4, 2016	ATTL LIMITED

	By:	/s/ Edmund Packard
	Name:	Edmund Packard
	Title:	Director

Date: August 4, 2016	ATTL HOLDINGS, A SOCIÉTÉ À RESPONSABILITÉ LIMITÉE

	By:	/s/ Sally Pryce
	Name:	Sally Pryce
	Title:	Manager

Date: August 4, 2016	ATTL HOLDINGS UK LIMITED

	By:	/s/ Sally Pryce
	Name:	Sally Pryce
	Title:	Director

Date: August 4, 2016	LETTERONE INVESTMENT HOLDINGS S.A.

	By:	/s/ David Gould
	Name:	David Gould
	Title:	Class I Director

ANNEX A

Alfa Telecom Turkey Limited

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company.

During the past five years, Alfa Telecom Turkey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alfa Telecom Turkey future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Alfa Telecom Turkey and their respective positions and business addresses are identified below:

Name and Present Position with Alfa Telecom Turkey	Citizenship	Principal Occupation / Business Address(es)
Franz Wolf Director	Germany
Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar.

Director of Altimo Coöperatief U.A., Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

Director of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Nurwert Holdings Ltd., 28 Irish Town, Gibraltar.

Director of Balfour Investments Ltd., 28 Irish Town, Gibraltar.

Director of several other subsidiaries of CTF Holdings Limited.

Maxime Nino Director	Belgium
Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with Alfa Telecom Turkey	Citizenship	Principal Occupation / Business Address(es)

Manager of L1T FP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of L1T QV Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of Alfa Telecom Turkey's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Limited

ATTL Limited is a Gibraltar company, with its principal address at 28 Irish Town, Gibraltar. The principal business of ATTL Limited is to function as a holding company.

During the past five years, ATTL Limited has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Limited from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Limited and their respective positions and business addresses are identified below:

Name and Present Position with ATTL Limited	Citizenship	Principal Occupation / Business Address(es)
Edmund Packard Director	UK
Director, ATTL Limited, 28 Irish Town, Gibraltar.

Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director, LIHS Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Name and Present Position with ATTL Limited	Citizenship	Principal Occupation / Business Address(es)

Director, Letterone Finance (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, PPE Holdings (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, Letterone Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Director of CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar.

 Director of Nurwert Holdings Ltd., 28 Irish Town, Gibraltar.

Director of Balfour Investments Ltd., 28 Irish Town, Gibraltar.

Director of CTF Consultancy Limited, Suite 2, 4 Irish Place, Gibraltar.

Director of L1T UB Holdings (Gibraltar) Limited, Suite 2, 4 Irish Place, Gibraltar.

Ian Clarke Director	UK
Director, ATTL Limited, 28 Irish Town, Gibraltar.

Director, LTS Holdings Limited, 28 Irish Town, Gibraltar.

Director, Letterone Overseas Investments Limited, 28 Irish Town, Gibraltar.

Director, LIHS Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Director, Letterone Finance (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, PPE Holdings (Gibraltar) Limited, 28 Irish Town, Gibraltar.

Director, Letterone Corporate Advisor Limited, 28 Irish Town, Gibraltar.

Director of L1T UB Holdings (Gibraltar) Limited, Suite 2, 4 Irish Place, Gibraltar.

Sally Pryce Director	UK	Director of ATTL Limited, 28 Irish Town, Gibraltar. Director of ATTL UK, 22 Grenville Street, St. Helier, Jersey, JE4 8PX.

Name and Present Position with ATTL Limited	Citizenship	Principal Occupation / Business Address(es)

Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of L1T FP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

To the best of ATTL Limited's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings, a société à responsabilité limitée

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company.

During the past five years, ATTL Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Holdings and their respective positions and business addresses are identified below:

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)
Franz Wolf Manager	Germany
Manager, ATTL Holdings, 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of CTF Holdings Limited, Suite 2, 4 Irish Place, Gibraltar.

Director of Altimo Coöperatief U.A., Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.

Director of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)
Director of Nurwert Holdings Ltd., 28 Irish Town, Gibraltar. Director of Balfour Investments Ltd., 28 Irish Town, Gibraltar. Director of several other subsidiaries of CTF Holdings Limited.
Jonathan Muir Manager	UK
Manager, ATTL Holdings, 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Sally Pryce Manager	UK
Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL UK, 22 Grenville Street, St. Helier, Jersey, JE4 8PX.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of L1T FP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

To the best of ATTL Holdings's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings UK Limited

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company.

During the past five years, ATTL UK has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL UK future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL UK and their respective positions and business addresses are identified below:

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)
Sally Pryce Director	UK
Director of ATTL UK, 22 Grenville Street, St. Helier, Jersey, JE4 8PX.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of L1T FP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Joon-Jae Bahk Director	UK
Director of ATTL UK, 22 Grenville Street, St. Helier, Jersey, JE4 8PX.

Manager of L1T QV Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

To the best of ATTL UK's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Israel, Russia
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board of VimpelCom Ltd., mobile telecommunications company, Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Member of the Supervisory Board of X5 Retail Group N.V., Parkstraat 20, 2514 JK, The Hague, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Diretors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078 Russian Federation.

German Khan Director	Israel, Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078 Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31B Shabolovka Street, Moscow 115162 Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrei Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078 Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001 Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31B Shabolovka Street, Moscow 115162 Russian Federation.

Jonathan Muir Class I Director	UK
Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, ATTL Holdings, 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Pavel Nazariyan Class I Director	Cyprus, Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Deputy Chairman of the Supervisory Board of Alfa Bank (Belarus), 43, Surganova St., Minsk, Belarus, 220013.

Chairman of the Board of Directors of Alfa Capital Holdings (Cyprus) Limited, Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus.

Manager of LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Managing Director of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Director of several other direct or indirect subsidiaries of Alfa Finance Holdings Limited and ABH Holdings S.A.

Lord Davies of Abersoch Class I Director	UK
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Chairman of Corsair Capital LLP (and investee companies), 25 St James's Street, London, SW1A 1HA, UK.

Senior Independent Director of Diageo Plc., Lakeside Drive, Park Royal, London, NW10 7HQ, UK.

Non-executive Chairman of Chime Communications Plc., Southside, 6th Floor, 105 Victoria Street, London, SW1E 6QT, UK.

Chairman of Jack Wills Ltd., 95 Victoria Road, London, NW10 6DJ, UK.

Director of Ridgeway Partners Limited, 110 Buckingham Palace Road, London, SW1W 9SA, UK.

David Gould Class I Director	Israel
Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, LIHS Corporate Partner S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

To the best of LIHS's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.